UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                                  On2.com Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   68338A-10-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
                             Joseph B. Wollard, Esq.
                                 Citigroup Inc.
                           425 Park Avenue, 3rd Floor
                               New York, NY 10043
                                 (212) 793-7167
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 June 7, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                           -------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D         Page 1  of  17  Pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              The Travelers Insurance Company ("TIC")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              WC

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                       |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Connecticut
--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       2,445,762**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       2,445,762**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,445,762**
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                           |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              8.2%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              IC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Represents 1,600,000 shares of Common Stock directly beneficially owned by TIC and 845,762 shares of Common Stock indirectly beneficially owned by TIC through ownership of 400,000 Preferred Stock Purchase Units ("Company Units") issued by On2.com Inc. (the "Company"). Each Company Unit consists of one share of no par value Series A Convertible Preferred Stock ("Series A Preferred") and one warrant ("Series A Warrant")to purchase 1.114404 shares of Common Stock at an exercise price of $3.14 per share. Each share of Series A Preferred is non-voting and may be converted at the Reporting Person's option, at any time, into one share of the Company's Common Stock.

-----------------------------                     ------------------------------
CUSIP No. 68338A-10-7              SCHEDULE 13D            Page 2 of 17   Pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              The Travelers Indemnity Company ("Travelers Indemnity")

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              WC

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Connecticut

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       7,436,939**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       7,436,939**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,436,939**

--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                             |_|

--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             24.8%**

--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             IC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents (1) 3,104,717 shares of Common Stock directly beneficially owned by Travelers Indemnity, (2) 2,276,842 shares of Common Stock indirectly beneficially owned by Travelers Indemnity through ownership of warrants ("Warrants") issued by the Company, and (3) 2,055,380 shares of Common Stock indirectly beneficially owned by Travelers Indemnity through ownership of 1,644,304 shares of Series C Convertible Preferred Stock ("Series C Preferred") and Warrants ("Series C Warrants") to purchase up to 12.5%, or 411,076 shares, of the Common Stock into which the Series C Preferred is initially convertible.

-----------------------------                       ----------------------------
CUSIP No. 68338A-10-7              SCHEDULE 13D           Page 3  of 17   Pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Travelers Property Casualty Corp. ("TAP")

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       7,436,939**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       7,436,939**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,436,939**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              24.8%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares beneficially owned by Travelers Indemnity.

------------------------------                      ----------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D         Page  4  of  29  Pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Travelers Insurance Group Inc. ("TIGI")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       9,882,701**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       9,882,701**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              9,882,701**

-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              33%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Travelers Indemnity and TIC.

-------------------------------                        -------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D           Page 5 of 17 Pages
--------------------------------------------------------------------------------
     1

              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              PFS Services, Inc. ("PFS")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)             |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Georgia
--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       9,882,701**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       9,882,701**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              9,882,701**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              33%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Travelers Indemnity and TIC.

---------------------------                            -------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D             Page 6 of 17 Pages
------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Associated Madison Companies, Inc. ("Associated Madison")
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
-------------------------------------------------------------------------------
     3         SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                               |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       9,882,701**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       9,882,701**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              9,882,701**
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES*                                       |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              33%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Travelers Indemnity and TIC.

--------------------------                        ------------------------------
CUSIP No. 68338A-10-7            SCHEDULE 13D                 Page 7 of 17 Pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Inc. ("Citigroup")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)             |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       10,094,445**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       10,094,445**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              10,094,445**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              33.7%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Travelers Indemnity, TIC and other subsidiaries of Citigroup Inc.

                                  SCHEDULE 13D

This Amendment No. 1 to a Schedule 13D filed on May 17, 2000 relates to the Common Stock, no par value, of On2.com Inc. (the "Company"). Information contained in the original Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment No. 1. Information given in response to each item shall be deemed incorporated by reference in all other items. Terms used and not defined herein have the meaning ascribed to them in said Schedule 13D.


                                     Page 8
                                  of 17 pages

      Item 3.     Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

      The response to Item 3 of the Schedule 13D is hereby amended and supplemented as follows.

      Travelers Indemnity
      -------------------

      On June 7, 2000 Travelers Indemnity purchased 1,644,304 shares of the Company's Series C Convertible Preferred Stock ("Series C Preferred") and Warrants ("Series C Warrants") to purchase up to 12.5%, or 411,076 shares, of the Common Stock into which the Series C Preferred is initially convertible. Travelers Indemnity may convert each Series C Preferred share and each Series C Warrant into one share of Common Stock at any time. The aggregate purchase price for the Series C Preferred and Series C Warrants was $10 million. The source of funds was Travelers Indemnity's working capital.

      Item 4.     Purpose of Transaction.
                  ----------------------

      The response to Item 4 of the Schedule 13D is hereby amended and supplemented as follows.

      At the Company's Annual Meeting of Shareholders on May 17, 2000, Jack L. Rivkin, an employee of an affiliate of Travelers Indemnity and TIC, was elected by the Company's shareholders to serve on the Company's Board of Directors until the Company's next Annual Meeting of Shareholders.


                                     Page 9
                                  of 17 pages

      Item 5.     Interest in Securities of the Company.
                  -------------------------------------

      The response to Item 5 of the Schedule 13D is hereby amended and supplemented as follows.

      The percentages calculated in this Item 5 are based upon 29,958,146 shares of Common Stock outstanding, including 24,780,162 shares of Common Stock outstanding as of April 13, 2000 as disclosed in the Company's Schedule 14A filed April 24, 2000 and 5,177,984 shares of Common Stock issuable to Travelers Indemnity and TIC.

      TIC
      ---

      The following information is being provided as of June 15, 2000 with respect to TIC's direct beneficial ownership of the Company's Common Stock.

                (a)      Amount Beneficially Owned:                   2,445,762

                (b)      Percent of Class:                                  8.2%

                (c)      Number of shares as to which such person has:

                        (i)      sole power to vote or to direct

                                 the vote..........................           0

                        (ii)     shared power to vote or direct

                                 the vote..........................   2,445,762


                                     Page 10
                                  of 17 pages

                        (iii)    sole power to dispose or to direct

                                 the disposition of...................         0

                        (iv)     shared power to dispose or to direct

                                 the disposition of................... 2,445,762

      Travelers Indemnity
      -------------------

      The following information is being provided as of June 15, 2000 with respect to Travelers Indemnity's beneficial ownership of the Company's Common Stock.

                (a)      Amount Beneficially Owned:                   7,436,939

                (b)      Percent of Class:                                 24.8%

                (c)      Number of shares as to which such person has:

                        (i)      sole power to vote or to direct

                                 the vote............................         0

                        (ii)     shared power to vote or direct

                                 the vote............................ 7,436,939

                        (iii)    sole power to dispose or to direct

                                 the disposition of..................         0

                        (iv)     shared power to dispose or to direct

                                 the disposition of.................. 7,436,939


                                     Page 11
                                  of 17 pages

      TAP
      ---

      The following information is being provided as of June 15, 2000 with respect to TAP's indirect beneficial ownership of the Company's Common Stock.

                (a)      Amount Beneficially Owned:                   7,436,939

                (b)      Percent of Class:                                 24.8%

                (c)      Number of shares as to which such person has:

                        (i)      sole power to vote or to direct

                                 the vote............................         0

                        (ii)     shared power to vote or direct

                                 the vote............................ 7,436,939

                        (iii)    sole power to dispose or to direct

                                 the disposition of................           0

                        (iv)     shared power to dispose or to direct

                                 the disposition of................   7,436,939


      TIGI
      ----

      The following information is being provided as of June 15, 2000 with respect to TIGI's indirect beneficial ownership of the Company's Common Stock.

                  (a) Amount Beneficially Owned:                      9,882,701

                  (b) Percent of Class:                                    33%

                  (c) Number of shares as to which such person has:

                        (i)      sole power to vote or to direct

                                 the vote............................         0


                                     Page 12
                                  of 17 pages

                        (ii)     shared power to vote or direct

                                 the vote............................ 9,882,701

                        (iii)    sole power to dispose or to direct

                                 the disposition of..................         0

                        (iv)     shared power to dispose or to direct

                                 the disposition of.................. 9,882,701

      PFS
      ---

      The following information is being provided as of June 15, 2000 with respect to PFS's indirect beneficial ownership of the Company's Common Stock.

                (a)      Amount Beneficially Owned:                   9,882,701

                (b)      Percent of Class:                                 33%

                (c)      Number of shares as to which such person has:

                        (i)      sole power to vote or to direct

                                 the vote........................             0

                        (ii)     shared power to vote or direct

                                 the vote............................ 9,882,701

                        (iii)    sole power to dispose or to direct

                                 the disposition of..................         0

                        (iv)     shared power to dispose or to direct

                                 the disposition of.................. 9,882,701


                                     Page 13
                                  of 17 pages

      Associated Madison

      The following information is being provided as of June 15, 2000 with respect to Associated Madison's indirect beneficial ownership of the Company's Common Stock.

                (a)      Amount Beneficially Owned:                   9,882,701

                (b)      Percent of Class:                                   33%

                (c)      Number of shares as to which such person has:

                        (i)      sole power to vote or to direct

                                 the vote........................             0

                        (ii)     shared power to vote or direct

                                 the vote............................ 9,882,701

                        (iii)    sole power to dispose or to direct

                                 the disposition of..................         0

                        (iv)     shared power to dispose or to direct

                                 the disposition of.................. 9,882,701

      Citigroup

      The following information is being provided as of June 15, 2000 with respect to Citigroup's indirect beneficial ownership of the Company's Common Stock.

                (a)      Amount Beneficially Owned:                  10,094,445

                (b)      Percent of Class:                                 33.7%

                (c)      Number of shares as to which such person has:

                        (i)      sole power to vote or to direct

                                 the vote........................             0


                                     Page 14
                                  of 17 pages

                        (ii)     shared power to vote or direct

                                 the vote............................10,094,445

                        (iii)    sole power to dispose or to direct

                                 the disposition of..................         0

                        (iv)     shared power to dispose or to direct

                                 the disposition of..................10,094,445



                                     Page 15
                                  of 17 pages

      Signature
      ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:      June 16, 2000



      The Travelers Indemnity Company
      -------------------------------

      By:    /s/ Paul Eddy
          ---------------------------
      Name: Paul Eddy
      Title:  Assistant Secretary

      The Travelers Insurance Company
      -------------------------------

      By:    /s/ Millie Kim
          ---------------------------
      Name: Millie Kim
      Title:  Assistant Secretary

      Travelers Property Casualty Corp.
      ---------------------------------

      By:    /s/ Paul Eddy
          ---------------------------
      Name: Paul Eddy
      Title:  Assistant Secretary


                                     Page 16
                                  of 17 pages

      Dated:  June 16, 2000


      Travelers Insurance Group Inc.
      ------------------------------

      By:    /s/ Joseph B. Wollard
         ---------------------------
      Name: Joseph B. Wollard
      Title:  Assistant Secretary

      PFS Services, Inc.
      ------------------

      By:    /s/ Joseph B. Wollard
         ---------------------------
      Name: Joseph B. Wollard
      Title:  Assistant Secretary

      Associated Madison Companies, Inc.
      ----------------------------------

      By:    /s/ Joseph B. Wollard
         ---------------------------
      Name: Joseph B. Wollard
      Title:  Assistant Secretary

      Citigroup Inc.
      --------------

      By:    /s/ Joseph B. Wollard
         ---------------------------
      Name: Joseph B. Wollard
      Title:  Assistant Secretary


                                     Page 17
                                  of 17 pages